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                           July 30, 2021

       Rathna Girish Mathrubootham
       Chief Executive Officer
       Freshworks Inc.
       2950 S. Delaware Street, Suite 201
       San Mateo, CA 94403

                                                        Re: Freshworks Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted July 19,
2021
                                                            CIK No. 0001544522

       Dear Mr. Mathrubootham:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated July 12, 2021.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. Please refer to prior comment 1. To avoid giving undue prominence to a total customer population that
contains customers you are not focused on growing and who you have stated do not
meaningfully contribute to your financial success, please revise your prospectus summary to
also disclose the number of customers with over $5,000 in ARR along with their
contribution to total ARR for each period presented, as previously requested.
 Rathna Girish Mathrubootham
FirstName
FreshworksLastNameRathna  Girish Mathrubootham
            Inc.
Comapany
July       NameFreshworks Inc.
     30, 2021
July 30,
Page  2 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 70

2. Refer to prior comment 4. Since acquiring new customers is a key factor affecting your business, as previously requested, please revise here in MD&A to provide your customer count for each reported period.
       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Sepideh Mousakhani